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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 6)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000
  __
 /_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/    third-party tender offer subject to Rule 14d-1.
         /_/    issuer tender offer subject to Rule 13e-4.
         /_/    going-private transaction subject to Rule 13e-3.
         /_/    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

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         This Amendment No. 6 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and
Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation (the
"Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

Item 1.   Summary Term Sheet,
Item 4.   Terms of the Transaction, and
Item 11.  Additional Information.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following thereto:

         On October 29, 2001, Parent issued a press release announcing that the Purchaser has extended its offer to purchase, for $1.80 per Share, all outstanding Shares of the Company until midnight, New York City time on Friday, November 9, 2001. The Offer had previously been scheduled to expire on October 26, 2001. Based on information provided by the Depositary to Parent, as of midnight on October 26, 2001, stockholders of the Company had tendered into the Offer 46,462,899 Shares, which represents approximately 83% of the Company's outstanding Shares. A copy of the press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(12) Text of Press Release, dated October 29, 2001, issued by
Parent.


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TEMPLE-INLAND INC.

                                      By:   /s/ M. Richard Warner
                                           -------------------------------
                                           Name:  M. Richard Warner
                                           Title: Vice President and Chief
                                                  Administrative Officer


                                      TEMPLE-INLAND ACQUISITION CORPORATION

                                      By:   /s/ M. Richard Warner
                                           -------------------------------
                                           Name:  M. Richard Warner
                                           Title: Vice President and Chief
                                                  Administrative Officer



Date: October 29, 2001





                                                              EXHIBIT (a)(12)



     TEMPLE-INLAND EXTENDS TENDER OFFERS FOR ALL OUTSTANDING SHARES AND
                  NOTES OF GAYLORD CONTAINER CORPORATION


         AUSTIN, TEXAS, October 29, 2001 - Temple-Inland announced today that, through its wholly-owned subsidiaries Temple-Inland Acquisition Corporation and Inland Container Corporation I, it is extending the expiration dates for its offer to purchase (the "Equity Offer") all outstanding shares of common stock of Gaylord Container Corporation (the "Company") and its offer to purchase and solicitation of consents (the "Debt Offer") in respect of all outstanding 9-3/8% Senior Notes due 2007 (the "9-3/8% Senior Notes"), 9-3/4% Senior Notes due 2007 (the "9-3/4% Senior Notes") and 9-7/8% Senior Subordinated Notes due 2008 (the "9-7/8% Senior Subordinated Notes" and, together with the 9-3/8% Senior Notes and the 9-3/4% Senior Notes, the "Notes") of the Company. The expiration date for both offers is extended until midnight, New York City time, Friday, November 9, 2001. Both offers had previously been scheduled to expire on October 26, 2001. The terms of the extended offers remain unchanged from the original offers as set forth in the offering materials.

         Temple-Inland has been advised by Computershare Trust Company of New York, the depositary for the tender offers, that as of midnight on October 26, 2001, stockholders of the Company had tendered into the Equity Offer 46,462,899 shares of Gaylord common stock, which represents approximately 83% of the Company's outstanding common stock. Further, Temple-Inland has been advised by Computershare that as of midnight on October 26, 2001, holders of the Company's Notes had tendered into the Debt Offer Notes representing $3,813,000 aggregate principal amount of the 9-3/8% Senior Notes, $5,339,500 aggregate principal amount of the 9-3/4% Senior Notes and $2,190,000 aggregate principal amount of the 9-7/8% Senior Subordinated Notes. During the extended tender period, ongoing discussions with holders representing a majority of each series of the notes outstanding are expected to continue.

         Questions concerning the terms of offers may be directed to D. F. King & Co., Inc., the Information Agent for the Offer. Bankers and Brokers please call collect at (212) 269-5550 and all others please call toll-free at (800) 549-6650. Questions may also be directed to Salomon Smith Barney, the Dealer Manager for the Offer, at toll-free (800) 558-3745.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.2 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the common stock or Notes of Gaylord. The tender offer for the common stock is being made solely by the Offer to Purchase, dated September 28, 2001. The tender offer and consent solicitation for the Notes is being made solely by the Offer to Purchase and Consent Solicitation Statement, dated September 28, 2001. This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.